                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 1)1

                             BKF Capital Group, Inc.
                             -----------------------
                                (Name of Issuer)

                     Common Stock, $1.00 Par Value Per Share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   05548G 10 2
                                   -----------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 16, 2004
                                 ---------------
             (Date of Event Which Requires Filing of This Statement)

          If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box [ ].

          NOTE.  Schedules filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

--------

1         The  remainder  of this cover page shall be filled out for a reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  see the
Notes).

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                      Page 2 of 7 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS II, L.P.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   657,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                      Page 3 of 7 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 STEEL PARTNERS, L.L.C.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   657,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                      Page 4 of 7 Pages
------------------------                                ------------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 WARREN G. LICHTENSTEIN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     OO
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
   NUMBER OF       7      SOLE VOTING POWER
    SHARES
 BENEFICIALLY                   657,000
  OWNED BY
    EACH
  REPORTING
 PERSON WITH   -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                657,000
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     657,000
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     9.5%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                      Page 5 of 7 Pages
------------------------                                ------------------------

          The following  constitutes  Amendment No. 1 ("Amendment No. 1") to the
Schedule 13D filed by the undersigned.  This Amendment No. 1 amends the Schedule
13D as specifically set forth.

    Item 3 is hereby amended and restated to read as follows:

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The  aggregate  purchase  price of the 657,000  Shares  owned by Steel
Partners II is $17,765,672, including brokerage commissions. The Shares owned by
Steel Partners II were acquired with partnership funds.

    Item 5(a) is hereby amended and restated to read as follows:

          (a) The aggregate  percentage of Shares  reported owned by each person named  herein is based upon  6,918,390  Shares  outstanding,  which is the total number of Shares  outstanding  as reported in the Issuer's  Quarterly  Report on
Form 10-Q filed with the Securities and Exchange Commission on August 9, 2004.

          As of the close of  business  on August 20,  2004,  Steel  Partners II beneficially owned 657,000 Shares, constituting approximately 9.5% of the Shares outstanding.  As the general  partner of Steel Partners II,  Partners LLC may be deemed to  beneficially  own the  657,000  Shares  owned by Steel  Partners  II, constituting approximately 9.5% of the Shares outstanding. As the sole executive officer  and  managing  member of  Partners  LLC,  which in turn is the  general partner of Steel Partners II, Mr. Lichtenstein may be deemed to beneficially own the 657,000 Shares owned by Steel Partners II,  constituting  approximately 9.5%
of the Shares  outstanding.  Mr.  Lichtenstein  has sole voting and  dispositive power with respect to the 657,000 Shares owned by Steel Partners II by virtue of his authority to vote and dispose of such Shares.

    Item 5(c) is hereby amended to add the following:

          Schedule A annexed hereto lists all  transactions in the Shares during the past sixty days by the  Reporting  Persons.  All of such  transactions  were effected in the open market.

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                      Page 6 of 7 Pages
------------------------                                ------------------------

                                   SIGNATURES
                                   ----------

          After reasonable  inquiry and to the best of his knowledge and belief, each of the  undersigned  certifies  that  the  information  set  forth  in this statement is true, complete and correct.

Dated:  August 23, 2004                STEEL PARTNERS II, L.P.

                                       By:  Steel Partners, L.L.C.
                                            General Partner

                                       By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                       STEEL PARTNERS, L.L.C.

                                       By: /s/ Warren G. Lichtenstein
                                          --------------------------------------
                                          Warren G. Lichtenstein
                                          Managing Member

                                       /s/ Warren G. Lichtenstein
                                       -----------------------------------------
                                       WARREN G. LICHTENSTEIN

------------------------                                ------------------------
CUSIP No. 05548G 10 2                 13D                      Page 7 of 7 Pages
------------------------                                ------------------------

                                   SCHEDULE A
                                   ----------

               Transactions in the Shares During the Past 60 Days
               --------------------------------------------------
     Shares of Common Stock        Price Per                   Date of
          Purchased                Share($)                    Purchase
          ---------                --------                    --------

                             STEEL PARTNERS II, L.P.
                             -----------------------
            3,000                   26.6500                     8/13/04
          185,000                   27.5300                     8/16/04

                             STEEL PARTNERS, L.L.C.
                             ----------------------
                                     None

                             WARREN G. LICHTENSTEIN
                             ----------------------
                                     None